Ciudad Autónoma de Buenos Aires, December 15, 2022

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

Ciudad A. de Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

Ciudad A. de Buenos Aires

Ref.: Relevant Event – Rounds 4 and 5 of Plan Gas.Ar

Dear Sirs:

I am writing to Bolsas y Mercados Argentinos and the National Securities Commission (Comisión Nacional de Valores), in my capacity as Responsible for Market Relations of Pampa Energía S.A.  (‘Pampa’ and/or the ‘Company’) to inform that, within the scope of the tender of rounds 4 and 5 under the Plan to Promote Argentine Natural Gas Production (‘Plan Gas.Ar’), yesterday, December 14, 2022 the auction of said rounds volumes for all the basins in the country was finally made. Pursuant to the reported prices at the offers opening, Pampa would be awarded a volume of 4.8 MMm3/d for the Neuquen Basin, at US$ 3.485 per million BTU, out of a total of 11 MMm3/d that would be transported through the new Néstor Kirchner pipeline in 2023. Likewise, at the moment of the award, the Company will increase its original offer of 9 MMm3/d from January 2025 to December 2028 at the current price, contributing with 44% of gas for next winter to be transported through the new pipeline replacing the need to import natural gas, GNL and liquid fuels from Bolivia to meet the supply of the power plants. The tender is expected to take place on December 22, 2022.

Sincerely,

María Agustina Montes

Responsible for Market Relations